

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2018

James Barry, Ph.D.
President and Chief Executive Officer
InspireMD, Inc.
4 Menorat Hamaor St.
Tel Aviv, Israel 6744832

      Re: InspireMD, Inc.
           Registration Statement on Form S-1
           Filed June 15, 2018
           File No. 333-225680

Dear Dr. Barry:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

                          Division of Corporation Finance
                          Office of Electronics and Machinery

cc: Rick A. Werner, Esq.